                                               As Filed Pursuant to Rule 424(b)5
                                                      Registration No. 033-62166

PROSPECTUS  SUPPLEMENT
(TO PROSPECTUS DATED JULY 27, 1993)

                                  $100,000,000
                                   SONAT INC.

                       6 5/8% NOTES DUE FEBRUARY 1, 2008
                                   ---------

    Interest on the 6 5/8% Notes due February 1, 2008 (the "Notes") is payable semiannually on February 1 and August 1 of each year, commencing August 1, 1998. The Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) thereon, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus ten basis points, plus in each case accrued interest on the principal amount being redeemed to the date of redemption.

    The Notes do not provide for any sinking fund. The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes".

                                ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             UNDERWRITING
                PRICE TO     DISCOUNTS AND    PROCEEDS TO
                PUBLIC(1)   COMMISSIONS(2)   COMPANY(1)(3)
Per Note         99.531%         .650%          98.881%
Total          $99,531,000     $650,000       $98,881,000

    (1) Plus accrued interest, if any, from January 30, 1998.

    (2) For information regarding indemnification of the Underwriters, see "Underwriting".

    (3) Before deducting expenses payable by the Company, estimated to be $200,000.

                               ------------------

    The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that the Notes will be made available through the facilities of DTC on or about January 30, 1998 against payment therefor in immediately available funds.

                                ----------------

SALOMON SMITH BARNEY

               CREDIT SUISSE FIRST BOSTON

                              DONALDSON, LUFKIN & JENRETTE
                                                         SECURITIES CORPORATION

                                              J.P. MORGAN & CO.

January 27, 1998

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                 --------------

                                  THE COMPANY

    Sonat Inc. (the "Company" or "Sonat"), a Delaware corporation organized in 1973, is a diversified energy holding company. It is engaged through Sonat Exploration Company ("Exploration") in domestic oil and natural gas exploration and production, through Southern Natural Gas Company ("Southern") and Citrus Corp. ("Citrus") in the interstate transmission and storage of natural gas, and through Sonat Energy Services Company ("Energy Services") in natural gas and electric power marketing. The Company disposed of its remaining shares of Sonat Offshore Drilling Inc., a former subsidiary referred to in the accompanying Prospectus, in 1995.

    Exploration, which is an independent oil and gas producer, operates primarily in Texas, Oklahoma, Louisiana, Arkansas, and the Gulf of Mexico. Oil and gas exploration and production activities contributed approximately 47 percent of Sonat's consolidated operating income for 1996.

    Southern is a major transporter of natural gas to the southeastern United States. Its natural gas pipeline system extends primarily from gas producing areas of Texas and Louisiana, both onshore and offshore, to markets in a seven-state area of the Southeast. Sonat and Enron Corp., an unaffiliated company, each owns a one-half interest in Citrus, a holding company that owns 100 percent of Florida Gas Transmission Company ("Florida Gas"). Florida Gas is an interstate natural gas pipeline that serves electric generation, resale and industrial markets in Florida. Natural gas transmission operations, excluding Citrus, contributed approximately 49 percent of Sonat's consolidated operating income for 1996. Sonat's share of Citrus' earnings is reflected in Equity in Earnings of Unconsolidated Affiliates.

    Energy Services's largest subsidiary, Sonat Marketing Company L.P. ("Marketing"), sells natural gas throughout much of the United States. Marketing is 65-percent owned by a subsidiary of Energy Services, with the remaining interest owned by a subsidiary of AGL Resources, Inc., an unaffiliated company ("AGL Resources"). At year-end 1996, Marketing was one of the ten largest natural gas marketers in the United States. Energy Services owns 65 percent of Sonat Power Marketing L.P. ("Power Marketing"), which markets electric power throughout much of the United States. AGL Resources owns the other 35 percent of Power Marketing. Energy Services's marketing activities contributed approximately three percent of Sonat's consolidated operating income for 1996 (which is prior to deduction of amounts attributable to the minority interests).

PROPOSED ACQUISITION OF ZILKHA ENERGY COMPANY

    Sonat entered into an Agreement and Plan of Merger, dated as of November 22, 1997 (the "Merger Agreement"), with Zilkha Energy Company ("Zilkha"), pursuant to which a wholly-owned subsidiary of Sonat will be merged (the "Merger") into Zilkha in a share-for-share exchange. The terms of the Merger Agreement provide for Sonat to issue an aggregate number of shares of its common stock having a value of approximately $1.04 billion, based upon the average closing price of such shares on the New York Stock Exchange for a specified period prior to the consummation of the Merger; provided that, for the purposes of such calculation, the average closing price shall not be more than $51 per share or, unless Sonat otherwise agrees, less than $39 per share. After giving effect to the debt and other obligations of Zilkha that will be obligations of the surviving company in the Merger, the total consideration will be approximately $1.3 billion. Sonat intends to repay substantially all of such debt and obligations promptly after the effectiveness of the Merger. See "Use of Proceeds". The Merger is expected to be consummated on

January 30, 1998, subject to the approval of the Company's shareholders at a meeting scheduled for that date and the satisfaction of the other conditions set forth in the Merger Agreement.

    Zilkha is a privately-owned oil and gas exploration, development and production company operating primarily offshore in the Gulf of Mexico. Zilkha has an ownership interest in approximately 490 state and federal lease blocks, of which approximately 340 lease blocks (covering approximately 1.4 million net acres) are undeveloped. Zilkha has a contractual interest (with rights to drill to earn) in approximately 200,000 additional undeveloped acres. It also has licensed or contracted to license 3-D seismic data covering approximately 6,100 lease blocks in both shallow and deep water areas of the Gulf of Mexico.

REVOLVING CREDIT AGREEMENT

    On January 26, 1998, Sonat entered into a new revolving credit agreement with a group of banks providing for borrowings of up to $700 million from time to time within 364 days of the effectiveness of such agreement. In connection with this new agreement, the Company intends to terminate existing lines of credit providing for up to $200 million of borrowings.

1997 RESULTS OF OPERATIONS

    Sonat had net income of $175.9 million in 1997, or $201.3 million before giving effect to a third quarter write-down of $25.4 million relating to its Gulf of Mexico properties. This compares with net income of $201.2 million in 1996. For the fourth quarter of 1997, the Company's net income was $59.9 million, as compared with $67 million for the same period in 1996.

    Exploration's operating income for the fourth quarter of 1997 was $41 million compared with $65 million in the fourth quarter of 1996. Natural gas and oil production rose from 65 billion cubic feet of natural gas equivalent (Bcfe) to 67 Bcfe. The primary reasons for lower financial results in the fourth quarter of 1997 versus the 1996 fourth quarter were lower natural gas and oil prices and higher operating expenses. Realized natural gas prices declined from $2.57 per thousand cubic feet in the fourth quarter of 1996 to $2.32 in the 1997 period, while realized oil prices declined to $19.16 from $19.97 per barrel.

    Fourth quarter operating income in 1997 for the Company's natural gas transmission segment rose to $47 million from $45 million in the 1996 period, principally due to lower general and administrative expenses. Southern's market-area throughput rose to 172 billion cubic feet (Bcf) in the 1997 period from 169 Bcf last year, while production-area throughput rose to 107 Bcf from 73 Bcf. Fourth quarter equity in earnings of Citrus rose from $6 million to $10 million in the 1997 period, primarily due to the restructuring of Sonat and Enron Corp.'s marketing arrangements with Citrus Trading Company. Throughput on the Florida Gas system rose from 104 Bcf to 107 Bcf in the 1997 period.

    Fourth quarter financial results in 1997 for Energy Services were up from 1996's levels, as operating income rose to $9 million in 1997 from a loss of $1 million in the previous year. The principal reason for the increase was the recognition of mark-to-market income from a new long-term natural gas sales contract. Marketing's natural gas sales volumes in the 1997 quarter rose 22 percent compared to the 1996 period, and trading margins were higher. At year end, its sales volumes reached 4.2 Bcf per day, up from 3.3 Bcf per day at the beginning of the year. Power Marketing increased its sales volumes to 2.1 million megawatt hours in the 1997 quarter from 1.3 million megawatt hours in the fourth quarter of 1996.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Notes will be used for general corporate purposes of the Company, including capital expenditures, working capital and repayment of debt. If the proposed acquisition of Zilkha is consummated (see "The Company--Proposed Acquisition of Zilkha Energy Company"), the Company may utilize a portion of the net proceeds to repay approximately $195 million of debt of Zilkha ($145 million of which matures on October 31, 1999 and bears interest at variable rates based on LIBOR (7.216% per annum as of December 31, 1997) and $50 million of which matures on July 26, 2001 and bears interest at variable rates based on LIBOR (9.219% per annum as of December 31, 1997). Pending application for such purposes, the net proceeds from the sale of the Notes will be invested in short-term investments.

                 RATIOS OF EARNINGS FROM CONTINUING OPERATIONS
                                TO FIXED CHARGES

                                                                     NINE MONTHS
                                                                        ENDED
                                                                    SEPTEMBER 30,          YEARS ENDED DECEMBER 31,
                                                                  -----------------  -------------------------------------
                                                                        1997            1996         1995         1994
                                                                  -----------------     -----        -----        -----
Total Enterprise................................................            2.5             2.9          2.7          2.2


                                                                     1993         1992
                                                                     -----        -----
Total Enterprise................................................         3.8          1.8

    For the purpose of calculating the ratios of earnings from continuing operations to fixed charges, earnings is defined as the sum of net income, fixed charges (net of interest capitalized) and taxes based on income. Fixed charges is defined as gross interest on debt, including interest on amounts subject to refund, amortization of debt discount and expense and one-third of rental expense, which is considered representative of the interest factor. The ratios also include the Company's share of the earnings and fixed charges of continuing joint ventures.

                              DESCRIPTION OF NOTES

    THE FOLLOWING DESCRIPTION OF THE TERMS OF THE NOTES OFFERED HEREBY (REFERRED TO IN THE ACCOMPANYING PROSPECTUS AS THE "OFFERED DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, INSOFAR AS SUCH DESCRIPTION RELATES TO THE NOTES, THE DESCRIPTION OF THE OFFERED DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE.

GENERAL

    The Notes are to be issued under an Indenture, dated as of June 1, 1986, between the Company and The Chase Manhattan Bank, as successor by merger to Manufacturers Hanover Trust Company and Chemical Bank, as Trustee (the "Trustee"), as supplemented by the First Supplemental Indenture, dated as of June 1, 1995, between the Company and the Trustee.

    The Notes will be limited to $100,000,000 aggregate principal amount and will mature on February 1, 2008. The Notes will bear interest at the rate of 6 5/8% per annum from January 30, 1998, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on February 1 and August 1 of each year, commencing August 1, 1998, to the person in whose name a Note (or any predecessor Note) is registered at the close of business on the January 15 or July 15, as the case may be, next preceding such Interest Payment Date.

    The Notes will not be entitled to the benefit of any sinking fund.

    The Notes are subject to defeasance and covenant defeasance as described under "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the accompanying Prospectus. As more fully discussed therein, it is likely that a defeasance of the Notes by the Company would result in a taxable event to the holders of the Notes under current Federal income tax law.

OPTIONAL REDEMPTION

    The Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) thereon, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus ten basis points, plus in either case accrued interest on the principal amount being redeemed to the redemption date.

    "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

    "Comparable Treasury Price" means, with respect to any redemption date, (i) the arithmetic average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer by 5:00 p.m. on the third business day preceding such redemption date.

    "Reference Treasury Dealer" means each of Salomon Brothers Inc, Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and J.P. Morgan Securities Inc. and their respective successors; PROVIDED, HOWEVER, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

    "Remaining Scheduled Payments" means, with respect to any Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; PROVIDED, HOWEVER, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment accrued thereon will be reduced by the amount of interest thereon to such redemption date.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

    Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

BOOK-ENTRY SYSTEM

    The Notes will be issued in the form of one or more fully registered global notes (collectively, the "Global Notes"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary.

    The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Depositary was created to hold securities of institutions that have accounts with the Depositary or its nominee ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law.

    Upon the issuance of the Global Notes, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Notes to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of interests in the Global Notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) and such participants (with respect to the owners of beneficial interest in the Global Notes through such participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the Global Notes.

    So long as the Depositary, or its nominee, is the registered holder and owner of the Global Notes, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Notes for all purposes of such Notes and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have the Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Indenture or the Global Notes. Accordingly, each person owning a beneficial interest in the Global Notes must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Notes under the Indenture or the Global Notes. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Notes or an owner of a beneficial interest in the Global Notes desires to take any action that the Depositary, as the holder of the Global Notes, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Payment of principal (and premium, if any) and interest on Notes represented by the Global Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Notes.

    The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Notes, will credit immediately participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes for any Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Notes owning through such participants.

    Unless and until they are exchanged in whole or in part for certificated Notes in definitive form, the Global Notes may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

    The Notes represented by the Global Notes are exchangeable for certificated Notes in definitive registered form of like tenor as such Notes in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, (ii) the Company in its discretion at any time determines not to have all of the Notes represented by the Global Notes and notifies the Trustee thereof or (iii) an Event of Default with respect to the Notes represented by such Global Notes has occurred and is continuing. Any Notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Notes are not exchangeable except for a Global Note or Global Notes of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                                            PRINCIPAL
                                                                                              AMOUNT
                                      UNDERWRITER                                            OF NOTES
----------------------------------------------------------------------------------------  --------------
Salomon Brothers Inc....................................................................  $   25,000,000
Credit Suisse First Boston Corporation..................................................      25,000,000
Donaldson, Lufkin & Jenrette Securities Corporation.....................................      25,000,000
J.P. Morgan Securities Inc..............................................................      25,000,000
                                                                                          --------------
    Total...............................................................................  $  100,000,000
                                                                                          --------------
                                                                                          --------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Notes, if any are taken.

    The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but they are under no obligation to do so and such market making may be terminated at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    In the ordinary course of their respective businesses, each of the Underwriters and their affiliates have provided, and may in the future provide, investment banking and/or commercial banking services for the Company and its affiliates.

    In connection with the offering of the Notes, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and syndicate short positions involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Notes sold in the offering for their account may be reclaimed by the syndicate if such Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

                             VALIDITY OF THE NOTES

    The validity of the Notes will be passed upon for the Company by Hughes Hubbard & Reed LLP, and for the Underwriters by Sullivan & Cromwell, New York, New York. L. Edwin Smart, Counsel to Hughes Hubbard & Reed LLP, has retired as a director of the Company.

                                    EXPERTS

    The consolidated financial statements of Sonat Inc. and subsidiaries appearing in Sonat's Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated in the Prospectus by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company incorporates herein by reference its Annual Report on Form 10-K for the year ended December 31, 1996, its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997 and its Current Reports on Form 8-K dated September 25 and November 22, 1997 and January 22, 1998 filed under the Exchange Act with the Securities and Exchange Commission (the "Commission").

    Reference is made to the information under "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. All documents filed under the Exchange Act with the Commission prior to January 1, 1997 and incorporated by reference in the Prospectus have been superseded by the above-listed documents and shall not be deemed to constitute a part of the Prospectus or this Prospectus Supplement.

                                   SONAT INC.
                                DEBT SECURITIES
                                ----------------

    Sonat Inc. (the "Company") may offer from time to time up to $500,000,000 aggregate principal amount or the equivalent thereof in one or more currency units of its debt securities (the "Debt Securities") in one or more series, at prices and on terms to be determined at the time of sale. As used herein, Debt Securities shall include securities denominated in United States dollars or, at the option of the Company if so specified in the applicable Prospectus Supplement, in any other currency or in composite currencies or in amounts determined by reference to an index. The specific designation, aggregate principal amount, authorized denominations, purchase price, maturity, rate and time of payment of any interest, any redemption terms or other specific terms and any listing on a securities exchange of the Debt Securities in respect of which this Prospectus is being delivered ("Offered Debt Securities") are set forth in the accompanying prospectus supplement ("Prospectus Supplement"), together with the terms of offering of the Offered Debt Securities.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    The Company may sell Debt Securities to or through dealers, acting as principals for their own accounts ("underwriters") or as agents ("agents"), or directly to other purchasers. See "Plan of Distribution." The Prospectus Supplement sets forth the names of such underwriters or agents and any applicable commissions or discounts. The net proceeds to the Company from such sale are also set forth in the Prospectus Supplement.

                 The date of this Prospectus is July 27, 1993.

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER OR AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT, NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy or information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy or information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices in New York (Seven World Trade Center, New York, NY 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661). Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Certain of the Company's securities are listed on the New York Stock Exchange, Inc. and the Pacific Stock Exchange. Reports, proxy or information statements and other information can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, CA 94104.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company incorporates herein by reference the following documents filed under the Exchange Act with the Commission:

        (a) its Annual Report on Form 10-K for the year ended December 31, 1992;

        (b) its Quarterly Report on Form 10-Q for the quarter ended March 31, 1993; and

        (c) its Report on Form 8-K dated June 4, 1993, as amended by its Report on Form 8-K/A No. 1 filed July 16, 1993.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Such requests should be directed to Secretary, Sonat Inc., P.O. Box 2563, Birmingham, AL 35202 (telephone: (205) 325-7104).

                                  THE COMPANY

    The Company, a Delaware corporation organized in 1973, is a diversified energy holding company which, through its subsidiaries, operates in two business segments: Natural Gas Transmission and Marketing and Oil and Gas Exploration and Production.

    Sonat participates in the natural gas transmission and marketing business through Southern Natural Gas Company ("Southern"), Citrus Corp. and Sonat Energy Services Company. Southern, an interstate natural gas pipeline company, is a major transporter and supplier of natural gas to the southeastern United States. The 8,800-mile natural gas transmission system of Southern and its subsidiaries, which has a certificated daily delivery capacity of approximately 2.4 billion cubic feet, extends primarily from gas producing areas of Texas and Louisiana, both onshore and offshore, to markets in a seven-state area of the southeast. Citrus Corp., a holding company 50% owned by Sonat, owns 100% of Florida Gas Transmission Company ("Florida Gas"), an interstate natural gas pipeline company that is the primary supplier of natural gas in the State of Florida and the sole pipeline supplier to peninsular Florida. Florida Gas owns a 4,700-mile natural gas transmission system that extends from south Texas to a point near Miami, Florida, and has a certificated daily delivery capacity of 925 million cubic feet. Sonat Energy Services Company is active in the acquisition, transportation, and marketing of natural gas, primarily in the southeastern United States. Sonat's natural gas pipeline businesses are subject to significant regulation and competition.

    Sonat Exploration Company ("Exploration") develops and produces oil and natural gas, primarily in Texas, Louisiana, Arkansas, Oklahoma, Alabama and the Gulf of Mexico. In 1988, Exploration began a strategy to acquire domestic gas properties with significant development potential. At December 31, 1992, Exploration's proved reserves totalled approximately 1.1 trillion cubic feet of natural gas equivalent.

    In addition, the Company owns 40% of Sonat Offshore Drilling Inc. ("Offshore"), which prior to June 1993 had been a wholly owned subsidiary of the Company. In June 1993, Offshore made an initial public offering of its common stock and the Company sold additional shares of Offshore common stock in such offering. Offshore is engaged in contract drilling of oil and gas wells in offshore areas throughout the world.

    The Company's principal executive offices are located at 1900 Fifth Avenue North, AmSouth-Sonat Tower, Birmingham, AL 35203 and its principal mailing address is P. O. Box 2563, Birmingham, AL 35202. The Company's telephone number at its principal executive offices is (205) 325-3800.

                                USE OF PROCEEDS

    Unless otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Offered Debt Securities will be used for general corporate purposes, which may include refinancing of indebtedness, working capital increases, capital expenditures, possible future acquisitions and redemption of securities. Depending upon market conditions, the Company may obtain funds to finance these expenditures from bank borrowings or the sale of commercial paper and later repay such borrowings with the proceeds from the sale of Debt Securities, or the Company may invest all or part of such proceeds in short-term money market instruments pending utilization of such proceeds. The Company may also engage in additional public or private financings of a character and amount to be determined.

                           CAPITAL EXPENDITURE BUDGET

    The Company's consolidated capital expenditures (including joint venture expenditures) for 1993 are expected to aggregate approximately $400 million, which will include oil and gas acquisition, exploration and development, pipeline expansion and other projects.

                 RATIOS OF EARNINGS FROM CONTINUING OPERATIONS
                                TO FIXED CHARGES

                           THREE MONTHS
                           ENDED MARCH
                               31,         YEARS ENDED DECEMBER 31,
                           ------------  ----------------------------
                               1993      1992  1991  1990  1989  1988
                           ------------  ----  ----  ----  ----  ----
Total Enterprise.........        3.4      1.8   1.5   1.7   2.0   1.6

    For the purpose of calculating the ratios of earnings from continuing operations to fixed charges, earnings is defined as the sum of net income, fixed charges (net of interest capitalized) and taxes based on income. Fixed charges is defined as gross interest on debt, including interest on amounts subject to refund, amortization of debt discount and expense and one-third of rental expense, which is considered representative of the interest factor. The ratios also include the Company's share of the earnings and fixed charges of continuing joint ventures.

                         DESCRIPTION OF DEBT SECURITIES

    The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Offered Debt Securities. The particular terms of the Offered Debt Securities and the extent, if any, to which such general provisions may apply to the Offered Debt Securities are described in the Prospectus Supplement relating to such Offered Debt Securities.

    The Debt Securities are to be issued under an indenture, dated as of June 1, 1986 (the "Indenture"), between the Company and Chemical Bank, as successor by merger to Manufacturers Hanover Trust Company, Trustee (the "Trustee"). The following statements are summaries of certain provisions of the Indenture (which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part) and are subject to the detailed provisions of the Indenture. Reference is hereby made to the Indenture for a full description of such provisions, including definitions of certain terms used, and for other information with respect to the Debt Securities. Numerical references below are to Sections of the Indenture.

GENERAL

    The Indenture does not limit the aggregate principal amount of Debt Securities of any particular series of Offered Debt Securities which can be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series. Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities: (i) the designation, aggregate principal amount and authorized denominations of the Offered Debt Securities; (ii) the percentage of the principal amount at which the Offered Debt Securities will be issued; (iii) the date or dates on which the Offered Debt Securities will mature; (iv) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which the Offered Debt Securities will bear interest, if any, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined, the dates on which such interest shall be payable and the regular record dates with respect thereto; (v) the dates, if any, on which and the price or prices at which the Offered Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund provisions, be redeemed by the Company, and the other detailed terms and provisions of such sinking funds; (vi) the date, if any, after which and the price or prices at which the Offered Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of the Company or of the Holders thereof and the other detailed terms and provisions of such optional redemptions; (vii) any additional or substituted restrictive covenants included for the benefit of the Offered Debt Securities or any provision that any restrictive covenant in the Indenture shall not apply with respect to the Offered Debt Securities; (viii) any additional Events of Default provided with respect to the Offered Debt Securities; (ix) the currency or currencies of payment of principal of and premium, if any, and interest on the Offered Debt Securities; (x) any index used to determine the amount of payments of principal of and premium, if any, and interest on the Offered Debt Securities; (xi) the application of defeasance or covenant defeasance provisions to the Offered Debt Securities; and (xii) any other terms (which terms shall not be inconsistent with the provisions of the Indenture). (Section 3.01.) However, with respect to Offered Debt Securities sold through agents, the maturities and interest rates of such Offered Debt Securities may be fixed by the Company from time to time, in which case such maturities and rates are not set forth in the Prospectus Supplement relating thereto but instead will be made available through such agents.

    Unless otherwise indicated in the Prospectus Supplement relating thereto, principal, premium, if any, and interest, if any, will be payable, and the Offered Debt Securities will be exchangeable and transfers thereof will be registrable, at the principal corporate trust office of the Trustee in New York City, except that payment of interest, if any, on the Offered Debt Securities may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the register for the Offered Debt Securities. (Sections 3.05 and 6.02.)

    The Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

    Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Debt Securities will be issued only in fully registered form without coupons in denominations of $1,000 or integral multiples thereof. No service charge will be made for any transfer or exchange of such Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 3.02 and 3.05.)

    Certain of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below the stated principal amount. (Section 1.01.) Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

LIMITATION ON LIENS

    Unless otherwise indicated in the Prospectus Supplement relating to the Offered Debt Securities, the Company may not grant a Lien (as defined below) to secure any indebtedness for borrowed money, or any guarantee or indemnity in respect thereof, upon, or with respect to, any capital stock of any Restricted Subsidiary (as defined below) owned directly or indirectly by the Company, or upon, or with respect to, any capital stock of any other Subsidiary owned directly by the Company, in each case unless the Company shall, simultaneously therewith or prior thereto, take any and all action necessary to procure that all amounts payable by it under the Offered Debt Securities are secured equally and ratably with (or prior to) such indebtedness (or such guarantee or indemnity in respect thereof, as the case may be); PROVIDED that the foregoing does not prevent the Company from selling, conveying, distributing (through a dividend or otherwise) or transferring any or all of the capital stock of any Restricted Subsidiary or any other Subsidiary. (Section 6.04.)

    The holders of a majority in principal amount of the outstanding Debt Securities of any series may waive compliance by the Company with the covenant contained in Section 6.04 of the Indenture with respect to such series of Debt Securities. (Section 6.08.)

    The term "Restricted Subsidiary" means Southern, Offshore and Exploration, each of which is a Delaware corporation and was a subsidiary of the Company as of the date of the Indenture, and any Subsidiary of the Company which is a successor of any of such corporations to which all or substantially all of the properties and assets of any of such corporations have been transferred. (Section 1.01.)

    The term "Subsidiary" means any corporation of which more than 50% of the outstanding stock ordinarily entitled to vote shall at the time be owned by the Company or by the Company in conjunction with one or more Subsidiaries or by one or more Subsidiaries. (Section 1.01.)

    The term "Lien" means any mortgage, pledge, lien, encumbrance or other security interest which secures the payment or performance of an obligation. (Section 1.01.)

EVENTS OF DEFAULT

    Unless otherwise indicated in the Prospectus Supplement, the following will be Events of Default under the Indenture with respect to any series of Debt
Securities: (a) default in the payment of any installment of interest on any Debt Securities of that series when due, continued for 30 days; (b) default in the payment of principal or premium, if any, on any Debt Securities of that series when due; (c) default in the payment or satisfaction of any sinking fund obligation with respect to Debt Securities of that series when due, continued for 30 days; (d) failure to observe or perform any other covenant (other than a covenant included in the Indenture for the benefit of any series of Debt Securities other than that series) continued for 90 days after notice by the Trustee or by the Holders of 25% in principal amount of the outstanding Debt Securities of such series; (e)certain events of bankruptcy, insolvency or reorganization with respect to the Company; or (f) any other Event of Default provided with respect to Debt Securities of that series. A default under other indebtedness of the Company will not be an Event of Default under the Indenture, and an Event of Default with respect to a particular series of Debt Securities issued under the Indenture will not necessarily be an Event of Default with respect to any other series of Debt Securities issued thereunder. In case an Event of Default shall occur and be continuing with respect to any series of Debt Securities, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities then outstanding of the series may declare the principal (or, if the Debt Securities of such series are discounted Debt Securities, such portion of the principal as may be specified in the terms of such series) of such series and the interest accrued thereon to be due and payable. (Section 8.01.)

    The Holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may waive any default resulting in acceleration of maturity of the Debt Securities of such series but only if all defaults with respect to such series have been remedied and all payments due (other than by acceleration) with respect to such series have been made. (Section 8.01.) Prior to acceleration of maturity of a particular series of Debt Securities, the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may on behalf of the Holders of all Debt Securities of such series waive any past default under the Indenture and its consequences, except a default in the payment of interest or premium, if any, on or the principal of any of the Debt Securities of such series. (Section 8.06.)

    Reference is made to the Prospectus Supplement relating to each series of Offered Debt Securities which are discounted Debt Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such discounted Debt Securities upon the occurrence of an Event of Default and the continuation thereof.

    The Indenture requires the Company to file annually with the Trustee a certificate as to the absence of default and as to compliance with the terms of the Indenture. (Section 6.07.) The Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any default (except in payment of principal, premium, if any, or interest or in payment of any sinking fund obligation) if it considers it in the interest of the Holders of the Debt Securities to do so. (Section 8.07.)

    Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of the Holders of the Debt Securities unless such Holders shall have offered to the Trustee reasonable indemnity. (Sections 8.04, 9.01 and 9.02.) Subject to such provisions for indemnification and certain other rights of the Trustee, the Indenture provides that the Holders of a majority in principal amount of the outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series. (Sections 8.06 and 9.02.)

MODIFICATION OF INDENTURE

    Except as to certain modifications and amendments not adverse to Holders of outstanding Debt Securities, modifications and amendments of the Indenture may be made by the Company and the

Trustee only with the consent of the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series issued under the Indenture which is affected by the modification or amendment, provided that no such modification or amendment may: (i) change the stated maturity date of the principal of, or any installment of interest on, any Debt Security, reduce the principal amount of, or the interest (or premium, if any) on, any Debt Security (including in the case of a discounted Debt Security the amount payable upon acceleration of the maturity thereof or provable in bankruptcy), change the currency of payment of principal of or interest (or premium, if any) on any Debt Security, or impair the right to institute suit for the enforcement of any payment of the principal of, and premium, if any, and interest on any Debt Security, without the consent of the Holder of such Debt Security; or (ii) reduce the aforesaid percentage of Debt Securities the Holders of which are required to consent to modify or amend the Indenture without the consent of the Holders of all Securities affected thereby. (Sections 8.04, 12.01 and 12.02.)

DEFEASANCE AND COVENANT DEFEASANCE

    The Indenture provides that, if and to the extent that the provisions of Article Fifteen are made applicable to the Debt Securities of any series and certain conditions are met, the Company may elect either or both (A) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) ("defeasance") or (B) to be released from its obligations with respect to such Debt Securities under Section
6.04 of the Indenture (being the restrictions described under "Limitation on Liens") and any omission to comply with such obligations will not constitute an Event of Default with respect to Debt Securities of such series ("covenant defeasance"), upon the irrevocable deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money, or Eligible Obligations (as defined) or U.S. Government Obligations (as defined) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. (Article Fifteen.)

    Under current federal income tax law, in the event the Company effects defeasance it is likely that any such deposit in trust of money, Eligible Obligations or U.S. Government Obligations and discharge of the Indenture with respect to any series of Debt Securities will be treated as a taxable exchange of such series of Debt Securities for interests in such trust. In that event, a Holder of the Debt Securities will recognize gain or loss equal to the difference between the Holder's cost or other tax basis for the Debt Securities and the value of the Holder's interest in such trust, and thereafter will be required to include in income a share of the income, gain and loss of the trust. Purchasers of the Debt Securities should consult their own tax advisers with respect to the tax consequences to them of such deposit and discharge, including the applicability and effect of tax laws other than the federal income tax law.

    In the event the Company effects covenant defeasance with respect to Debt Securities of any series and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default (other than the Event of Default described in clause (d) under "Events of Default" with respect to Section 6.04 of the Indenture), the amount of money, Eligible Obligations and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

    The term "Eligible Obligations" means interest bearing obligations as a result of the deposit of which the Debt Securities are rated in the highest generic long-term debt rating category assigned to legally defeased debt by one or more nationally recognized rating agencies. (Section 1.01.)

    The term "U.S. Government Obligations" means (i) direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the United States of America (provided that such obligations are not callable or redeemable at the option of the issuer thereof), or (ii) depository receipts issued by a bank or trust company as custodian with respect to any U.S. Government Obligation described in clause (i) or a specific payment of interest on or principal of any such U.S. Government Obligations held by such custodian for the account of the holder of a depository receipt, PROVIDED that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of interest on or principal of the U.S. Government Obligations evidenced by such depository receipt, or (iii) securities that are backed by any U.S. Government Obligation described in clause
(i) as collateral under an arrangement by which the principal and interest payments on the collateral generally flow directly through to the holder of the Security. (Section 1.01.)

    The Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance with respect to the Debt Securities of a particular series.

CONSOLIDATION, MERGER, SALE, RESTRUCTURING OR HIGHLY LEVERAGED TRANSACTION

    Nothing in the Indenture prohibits the consolidation or merger of the Company with or into any other corporation, or the sale or conveyance of substantially all of the Company's properties to any other person (including any Subsidiary), without the consent of the Holders of the Debt Securities, provided that (i) the successor assumes all obligations of the Company under the Indenture and the Debt Securities, (ii) immediately after giving effect to such transaction, no Event of Default (and no event which, after notice or lapse of time or both, would constitute an Event of Default) shall have occurred and be continuing and (iii) certain other conditions are met. (Article Thirteen.) Other than the covenants and provisions in the Indenture described above, there are no covenants or provisions in the Indenture which would provide the Holders of the Debt Securities with any special protection or rights in the event the Company is involved in a change of control, highly leveraged transaction, reorganization, restructuring or merger, or similar transaction involving the Company that may adversely affect holders of the Debt Securities.

THE TRUSTEE

    Chemical Bank, as successor by merger to Manufacturers Hanover Trust Company, is trustee for certain of the Company's subsidiaries under other indentures, is a depositary of the Company, has from time to time made loans to the Company and certain of its subsidiaries and has performed other services for the Company and its subsidiaries in the normal course of its business.

                              PLAN OF DISTRIBUTION

    The Company may sell Debt Securities to or through underwriters or agents, or directly to other purchasers. Underwriters may sell Offered Debt Securities directly to other purchasers or through other dealers, who may receive compensation from the underwriters in the form of discounts, concessions or commissions. The Prospectus Supplement with respect to the Offered Debt Securities sets forth the terms of the offering, including the name or names of any underwriters or agents, any discounts, commissions and other items constituting compensation from the Company, and any discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers. Underwriters, dealers and agents participating in the distribution of the Offered Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit realized by them on the resale thereof may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933.

    The Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Company also may, from time to time, authorize dealers, acting as the Company's agents, to solicit offers to purchase the Offered Debt Securities upon the terms and conditions set forth in any Prospectus Supplement.

    If so indicated in the Prospectus Supplement, the Company may authorize underwriters or agents to solicit offers by specified institutions to purchase Offered Debt Securities from the Company at the offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and any commission payable for solicitation of such contracts is set forth in the Prospectus Supplement.

    Underwriters and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution by the Company to payments they may be required to make in respect thereof. Such underwriters and agents may be customers of, engage in transactions with, or perform services for the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL OPINIONS

    The legality of the Debt Securities will be passed upon for the Company by Hughes Hubbard & Reed, One Battery Park Plaza, New York, NY 10004. L. Edwin Smart, a director of the Company, serves as counsel to the law firm of Hughes Hubbard & Reed. Unless otherwise indicated in the Prospectus Supplement related thereto, if the Offered Debt Securities are being distributed in an underwritten offering, the validity of the Offered Debt Securities will be passed on for the Underwriters by Sullivan & Cromwell, 125 Broad Street, New York, NY 10004.

                                    EXPERTS

    The consolidated financial statements and schedules of Sonat Inc. and Subsidiaries appearing in the Sonat Inc. Annual Report (Form 10-K) for the year ended December 31, 1992, have been audited by Ernst & Young, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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    NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                   ---------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                    PAGE
                                                    -----
The Company....................................         S-2
Use of Proceeds................................         S-3
Ratios of Earnings from Continuing Operations
 to Fixed Charges..............................         S-4
Description of Notes...........................         S-4
Underwriting...................................         S-7
Validity of the Notes..........................         S-8
Experts........................................         S-8
Incorporation of Certain Documents by
 Reference.....................................         S-8

                         PROSPECTUS

Available Information..........................           2
Incorporation of Certain Documents by
 Reference.....................................           2
The Company....................................           3
Use of Proceeds................................           3
Capital Expenditure Budget.....................           3
Ratios of Earnings from Continuing Operations
 to Fixed Charges..............................           4
Description of Debt Securities.................           4
Plan of Distribution...........................           8
Legal Opinions.................................           9
Experts........................................           9

                                  $100,000,000
                                   SONAT INC.

                                  6 5/8% NOTES
                              DUE FEBRUARY 1, 2008

                                   ---------

                    P R O S P E C T U S  S U P P L E M E N T

                                JANUARY 27, 1998

                                   ---------

                              SALOMON SMITH BARNEY
                           CREDIT SUISSE FIRST BOSTON
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                               J.P. MORGAN & CO.

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